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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Prudential Bache Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One New York Plaza
(No. and Street)

New York (City) New York (State) 10292-2013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Anthony Trapasso 212-778-7386
(Area Code –Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name — If Individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/17/11

OATH and
AFFIRMATION

February 25, 2011

State of New York

ss:

County of New York

I, the undersigned, officer of Prudential Bache Securities, LLC affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to Prudential Bache Securities, LLC for the year ended December 31, 2010 are true and correct. I further affirm that neither the Company nor any officer or manager has any proprietary interest in any account classified solely as that of a customer.

Anthony Trapasso
Chief Financial Officer

Subscribed and sworn before me;
This 25th day of February, 2011

Notary Public

JOHNNY TAM
Notary Public, State of New York
No.01TA6202568
Qualified in Queens County
COMMISSION EXPIRES 03/16/2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prudential Bache Securities, LLC

Statement of Financial Condition
December 31, 2010 (In thousands)

Assets	
Cash	$ 40
Securities borrowed	283,231
Securities owned, at fair value	29,781
Receivable from brokers and clearing organizations	3,640
Due from affiliate	15,863
Total assets	$332,555
Liabilities and Member's Equity	
Liabilities	
Securities loaned	$288,069
Payable to brokers and clearing organizations	23,509
Securities sold, not yet purchased, at fair value	662
Due to affiliates	567
Income taxes payable	278
Accrued expenses and other liabilities	89
Total liabilities	313,174
Member's Equity	19,381
Total liabilities and member's equity	$332,555

The accompanying notes are an integral part of this financial statement.

(In thousands, except where noted)

1. Nature of Business

Prudential Bache Securities, LLC (the "Company") is a limited liability company under the laws of Delaware. The date of inception of the Company was December 19, 2003, with operations commencing January 1, 2004. The Company is a wholly owned subsidiary of PFDS Holdings, LLC (the "Parent"), which is a subsidiary of Prudential Securities Group, LLC ("PSG"). PSG is an indirect wholly owned subsidiary of the Prudential Insurance Company of America ("PICA"), a subsidiary of Prudential Financial, Inc. ("Prudential"). The Company was formed to engage in general securities business as an introducing broker, clearing all transactions with and for customers on a fully disclosed basis through a clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for the collection of and payment of funds and receipt and delivery of securities relative to customer transactions.

The Company is a broker-dealer formed under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA").

The Company self clears its proprietary transactions. Non-proprietary transactions are cleared by its clearing broker. The Company engages in proprietary arbitrage trading strategies involving equity securities, hedged by either single-stock futures, exchange traded options, swaps, OTC options, or combinations thereof.

2. Summary of Significant Accounting Policies

Proprietary securities transactions are recorded on a trade date basis.

The Company's securities owned and sold, not yet purchased, at fair value, are based on quoted market prices or dealer quotes where those are available and considered reliable, as follows:

	Owned	Sold, Not Yet Purchased
U.S. government obligations	$ 553	
Money market funds	28,604	
Equity securities	558	$452
Options on equity securities	66	210
	$ 29,781	$ 662

The U.S. government securities owned shown above were pledged to the Company's clearing broker.

The Financial Accounting Standards Board ("FASB") requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial

(In thousands, except where noted)

Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value as such financial instruments are short-term in nature.

The Company maintains its cash account with a large U.S. bank.

Securities borrowing and lending transactions are accounted for as collateralized financings and require cash or other collateral to be deposited. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or received, respectively, as required. The Company also monitors the fair value of securities borrowed and securities loaned on a daily basis with collateral returned or collateral posted, respectively, as required. As of December 31, 2010, the fair value of securities borrowed by the Company was $281,067, which the Company is permitted by contract or custom to sell or repledge. The fair value of these securities that had been sold or repledged was $281,067. The fair value of securities loaned was $281,771. These securities borrowing and lending transactions are collateralized as a percentage of the fair value of the investment positions. To mitigate the related counterparty credit risk, the amount of securities borrowed and securities loaned are marked to fair value on a daily basis and correspondingly, cash flows are exchanged between the borrower and lender to satisfy the resulting changes in collateral requirements. Interest revenue and expense are accrued based on rates associated with the related securities borrows and loans.

Receivable from brokers and clearing organizations consists principally of deposits and other balances with clearing brokers. Payable to brokers and clearing organizations consists principally of stock loan rebates and other balances with clearing brokers.

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

In January 2010, the FASB issued updated guidance that requires new fair value disclosures about significant transfers between Level 1 and 2 measurement categories and separate presentation of purchases, sales, issuances, and settlements within the roll forward of Level 3 activity. Also, this updated fair value guidance clarifies the disclosure requirements about level of disaggregation and valuation techniques and inputs. This new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of Level 3 activity, which are effective for interim and annual reporting periods beginning after December 15, 2010. The required disclosures are provided in Note 4.

3. Related Parties

Under a Support Services, Space Sharing and Expense Agreement between the Company and its affiliate, Prudential Bache Commodities, LLC ("PBC"), the employees of the Company may provide services to both companies. The services provided by the majority of these employees are principally for the benefit of PBC. The Company accrues for and pays directly certain expenses related to its business activities, such as all sales commissions payable to registered personnel; all registration and examination fees; and all legal fees. PBC advances certain other expenses of the Company, such as salaries and employee benefits of support personnel, for which the Company pays PBC a monthly management service fee. PBC, however, has assumed all liabilities, whether accrued or contingent, related to the payment of such expenses advanced to the Company, including those related to the Company's employees. Accordingly, all employee compensation and other benefits expenses including accruals and related liabilities are recorded on the books of PBC. The Company has a payable of $567 to PBC included in Due to affiliates.

The Company clears its futures trades through its affiliate, PBC.

The Company executes non-customer securities transactions on behalf of PB Financial Services, Inc. ("PBFSI"), an affiliate with which the Company has a non-conforming subordination agreement. At December 31, 2010 this activity resulted in a receivable from PBFSI of $15,863 and cash collateral received on securities borrowed of $196,178.

PBFSI has an agreement with the Company whereby PBFSI has agreed to reimburse the Company for all costs relating to a certain legal matter for which the Company was named. The agreement encompasses a matter where the Company is named but was performing activities on behalf of PBFSI.

From time to time the Company has borrowings with an affiliate, Prudential Funding, LLC ("PFLLC"), that are used for financing its operating activities. These borrowings, of which none were outstanding during 2010 and at December 31, 2010, are typically on an overnight basis and at interest rates of 4-6 basis points above PFLLC's all-in costs of funds.

It is possible that the terms of these related party transactions may not be the same as those that would result from transactions with unrelated parties.

4. Fair Value of Financial Instruments

The FASB's authoritative guidance on fair value measurements defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

(In thousands, except where noted)

Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 — Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis, as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value:				
Money market funds	$28,604	—	—	$28,604
Equity securities	558	—	—	558
U.S. government obligations	—	$553	—	553
Options on equity securities	66	—	—	66
Total assets	$29,228	$553	—	$29,781
Securities sold, not yet purchased, at fair value:				
Equity securities	$ 452	—	—	$ 452
Options on equity securities	210	—	—	210
Total liabilities	$ 662	—	—	$ 662

The Company did not have any assets or liabilities categorized as Level 3 during the year ended December 31, 2010. In addition, there were no transfers into or out of or between Levels 1 and 2.

Securities owned and sold, not yet purchased are recorded at fair value which is based on quoted market prices or dealer quotes. All other assets and liabilities reflected in the Statement of Financial Condition (consisting primarily of securities borrowed, securities loaned and receivables from and payables to brokers and clearing organizations) are recorded at their cash settlement value due to their short-term nature.

5. Income Taxes

In accordance with Federal and applicable state tax laws, the Company is treated as a branch of its single member owner, PICA. PICA is included in the consolidated federal income tax return of Prudential. The Company is generally not subject to state income taxes because the Company's single-member parent is an insurance company that generally pays state premium tax in lieu of state income tax.

Pursuant to the tax allocation agreement, Federal income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated Federal tax provisions. Deferred taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes.

(In thousands, except where noted)

On January 1, 2007, the Company adopted the revised authoritative guidance for Income Tax Uncertainties which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. The Company does not have any unrecognized tax benefits at December 31, 2010.

In January 2007, the Internal Revenue Service ("IRS") began an examination of the consolidated U.S. Federal income tax years 2004 through 2006. For the consolidated U.S. Federal income tax years 2007, 2008, 2009 and 2010, Prudential participated in the IRS's Compliance Assurance Program (the "CAP"). Under CAP, the IRS assigns an examination team to review completed transactions contemporaneously during these tax years in order to reach agreement with Prudential on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation this new program will shorten the time period between Prudential's filing of its Federal income tax return and the IRS's completion of its examination of the return.

6. Credit Risk in Client Activities

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for the collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Additionally, the clearing broker provides execution for most of the customers' equity transactions. Customers' securities activities are transacted on a cash and margin basis. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker. The Receivable from brokers and clearing organizations of $3,640 includes a deposit of $1,105 that the Company is required to maintain with clearing organizations.

7. Market Risk in Proprietary Trading

This is the risk of potential loss due to the fluctuation in the fair value of securities owned and securities sold, but not yet purchased. Risks arise in futures, options and other derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices.

(In thousands, except where noted)

Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in this financial statement.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, of not less than the minimum dollar net capital requirement of a reporting broker or dealer.

At December 31, 2010, the Company had net capital of $18,507, which is $18,257 in excess of the minimum required net capital.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies.

9. Commitments and Contingencies

Litigation

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes there are no pending litigation and regulatory matters that would have any material adverse effect on the Company's financial statements.

10. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2010 that would require recognition or disclosure in this financial statement.

PRUDENTIAL BACHE SECURITIES, LLC

Statement of Financial Condition
As of December 31, 2010

SEC.I.D. No. 8-66040
This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Prudential Bache Securities, LLC

Table of Contents
December 31, 2010

pwc

Report of Independent Auditors

To the Board of Managers and
Member of Prudential Bache Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Prudential Bache Securities, LLC ("the Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us